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                              January 2, 2024

       Jon Rousseau
       President and Chief Executive Officer
       BrightSpring Health Services, Inc.
       805 N. Whittington Parkway
       Louisville, Kentucky 40222

                                                        Re: BrightSpring Health
Services, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted December
18, 2023
                                                            CIK No. 0001865782

       Dear Jon Rousseau:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted December 18, 2023

       Recent Developments
       Preliminary, Unaudited Estimated Financial and Other Data as of and for the Year Ended
       December 31, 2023, page 22

   1. We refer to your statements that "[o]ur actual results may be materially different from our estimates, which should
not be regarded as a representation by us, our management or the underwriters as to our
actual results as of and for the year ended December 31, 2023" and that investors "should
not place undue reliance on these estimates." If you choose to disclose preliminary
estimates, you should be able to assert that the actual results are not expected to differ
materially from those reflected in the preliminary estimates. Further, it is not appropriate to
directly or indirectly disclaim liability for statements in your registration statement.
Accordingly, please delete these statements or revise to specifically state that you take
liability for them.
 Jon Rousseau
BrightSpring Health Services, Inc.
January 2, 2024
Page 2
Legal Proceedings, page 175

2. We note your disclosure that the estimated financial impact of the settlement of the Silver matter is $115.0 million, which you accrued in the nine months ended September 30,
      2023. If known, please provide a general estimate of when you expect a final settlement agreement could be approved and cash payment of the settlement amount made. Please note the anticipated source of funds to be used to pay the settlement amount, including any anticipated increase in net debt and any related impacts such as a decrease in available borrowing capacity.
       Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                            Sincerely,

FirstName LastNameJon Rousseau                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameBrightSpring Health Services, Inc.
                                                            Services
January 2, 2024 Page 2
cc:       Sunny Cheong, Esq.
FirstName LastName